

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 10, 2006

<u>Via U.S. mail and facsimile</u>

Mr. Charles W. Grinnell, Esq.
Fuel Tech, Inc.
Financial Centre
695 East Main Street
Stamford, CT 06901

      Re: Fuel-Tech N.V.
              Amendment No. 1 to Registration Statement on Form S-4
              Filed August 7, 2006
              File No. 333-134742

Dear Mr. Grinnell:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Exhibit 5.1</u>

1. The qualifications in the third paragraph of the opinion regarding the filing of the proposed certificate of incorporation with the Delaware Secretary of State and the payment of required filing fees are inappropriate. Please have counsel revise its opinion accordingly.

2. Please either delete the last sentence of the opinion or file an opinion dated as of the date of effectiveness.

                    *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551- 3767 with any questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief

cc: Mr. Ernest M. Lorimer, Esq.
        Finn Dixon & Herling LLP
        1 Landmark Square
        Suite 400
        Stamford, CT 06901